

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 9, 2017

<u>Via E-mail</u>
Ms. Lisa Palmer
Chief Financial Officer
Regency Centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

  Re: Regency Centers Corporation and Regency Centers, L.P.
     Form 10-K for the Year Ended December 31, 2016
     Filed February 27, 2017
     Form 8-K
     Filed May 10, 2017
     File No. 1-12298 and 0-24763

Dear Ms. Palmer:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Shannon Sobotka

        Shannon Sobotka
        Staff Accountant
        Office of Real Estate
        & Commodities